

May 23, 2011

Mr. W. Kim Foster
Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

> **Re: FMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 001-02376**

Dear Mr. Foster:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Segment Results, page 28

1.   We note you cite several underlying factors that have impacted your results such as demand levels for certain products, selling prices, volume, raw material costs and the level of sales and administrative expenses. Please revise future filings to quantify the impact of each significant factor on your results, where practicable. We remind you that in your response letter dated January 13, 2009, related to our review of your Form 10-K for the fiscal year ended December 31, 2007, you agreed to quantify the material factors that impacted your results.

Industrial Chemicals, page 31

2.   Please revise future filings to more fully discuss, if applicable, how you determined that your non-controlling interest in the Tripoliven joint venture was not impaired.

Other Results of Operations, page 31

3.   In future filings, please quantify the reasons you have identified for changes in corporate expenses, other income (expense) and interest expense from period-to-period.

Liquidity and Capital Resources, page 38

4.   We note your disclosure on page 75 regarding undistributed earnings of foreign subsidiaries for which you have not provided income taxes. Please revise future filings to clarify if you have significant cash and short-term investment balances held by foreign subsidiaries and, if so, please also disclose that you would need to accrue and pay taxes if the funds were repatriated and that you do not intend to repatriate the funds.

Critical Accounting Policies, page 45
Pensions and Other Postretirement Benefits, page 46

5.   With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you selected your current discount rate and how changes in your discount rate have impacted your current year results and plan estimates. In this regard, please more fully explain the underlying reasons and the impact of the decrease in the discount rate used to determine benefit obligations and the discount rate used to determine net annual benefit cost. In addition, please revise future filings to explain the underlying reasons for the differences in the discount rates used to determine your benefit obligations and your net annual benefit cost.

Item 8. Financial Statements and Supplementary Data, page 50

Note 9 – Discontinued Operations, page 69
Reserve for Discontinued Operations at December 31, 2010 and 2009, page 70

6.   In the third paragraph of this section, you state that, "while the amounts required to settle our liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, we believe that changes in estimates or required expenditures for any individual cost component will not have a material adverse effect on our liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over the course of several years." Please advise and revise future filings to explain whether your assessment of materiality also extends to your results of operations.

Note 18 – Commitments, Guarantees and Contingent Liabilities, page 94
Contingencies, page 95

7.   With a view towards future disclosure, please provide us with a specific and
        comprehensive discussion regarding why you believe the putative class action claims you
        are facing in Ontario are still in the preliminary stages with respect to merits. In addition,
        please tell us why you are unable to reasonably estimate an exposure to loss, what
        procedures you undertake on a quarterly basis to try to determine an estimate of potential
        losses, what specific additional information you need to provide such an estimate, and
        when you believe that information will be available.

8.   We assume from your disclosure of the asbestos matter that you believe it is reasonably
        possible you may incur a material loss in excess of amounts accrued. Please provide us
        with a specific and comprehensive discussion regarding why you are unable to estimate a
        reasonably possible range of loss in addition to the amount accrued, what procedures you
        undertake on a quarterly basis to try to determine an estimate of potential losses, what
        specific additional information you need to provide such an estimate, and when you
        believe that information will be available.

9.   We note your disclosure that you have certain other contingent liabilities for which the
        ultimate resolution is not expected to have a material adverse effect on your consolidated
        financial position or liquidity. Given that it appears that you believe it is reasonably
        possible that these matters could have a material adverse effect on your results of
        operations, please provide us, and include in future filings, a specific and comprehensive
        discussion of the nature of these matters and your estimate of the amount or range of
        potential losses that may result from the matters or, if applicable, that you cannot estimate
        potential losses. If applicable, please tell us why you are unable to estimate a reasonably
        possible loss or range of loss, what procedures you undertake on a quarterly basis to try
        to determine an estimate of potential losses, what specific additional information you
        need to provide such an estimate, and when you believe that information will be
        available.

Note 19 – Business Segment and Geographic Data, page 97

10.   Please provide us, and include in future filings, revenues by product line as required in
        ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief